Exhibit 99.1

Itaú Corpbanca Files Material Event Notice to announce Dividend Distribution Proposal

SANTIAGO, Chile, March 28, 2023 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP)

In an ordinary board meeting held today, the Board of Directors of Itaú Corpbanca (the “Bank”) resolved to propose to the Annual General Shareholders' Meeting, to be held on April 20, 2023, the distribution of 30% of the distributable net income for the fiscal year 2022, which represents an aggregare amount of $130,123,237,338, payable to the holders of the 973,517,871,202 validly issued shares of the Bank. If approved dividend distribution of $0.1336629158920 per share would be payable. In addition, it will be proposed to the Shareholders Meeting that the remaining 70% of the profits to be retainedof the Bank’s Board of Directors

The full Material Event Notice is available on the company’s investor relations website at ir.itau.cl.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / ir@itau.cl / ir.itau.cl